WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

Three Month Period Ended February 28, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

This discussion covers the consolidated operations of Wealth Minerals Ltd. (“Wealth” or the “Company”) for the three month period ended February 28, 2006 and subsequent activity up to April 24, 2006. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.  The following Management Discussion and Analysis should be read in conjunction with the accompanying annual consolidated financial statements for the year ended November 30, 2005.

Additional information related to the Company is available for view on SEDAR at www.sedar.com or on the Company’s website at www.wealthminerals.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

Wealth Minerals Ltd. is a mineral resource exploration company with a focus on the acquisition, exploration and development of precious metals based mineral properties in the Americas. The Company maintains its head office in Vancouver, Canada, and holds option agreements to acquire mineral property interests in British Columbia and Argentina.

The Company was incorporated as an Alberta, Canada corporation but was continued into British Columbia, Canada on January 9, 2006 and is a reporting issuer in British Columbia. The Company’s common shares trade as a Tier 2 issuer on the TSX Venture Exchange (“TSX”) under the trading symbol “WML”, on the US OTC board under the trading symbol “WMLLF”, and on the Frankfurt Stock Exchange under the trading symbol “EJZ”. On January 14, 2004, the Company consolidated its share capital on a four old shares for one new share basis and changed its name from Triband Enterprise Corp.

RESULTS FROM OPERATIONS

The following is a summary of significant events and transactions that occurred during the period:

1.

The Company raised $676,675 through the exercise of share purchase warrants and stock options;

2.

The Company incurred exploration costs of approximately $1 million on its currently active mineral property interests

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Three Months Ended February 28, 2006	Three Months Ended February 28, 2005	Year Ended November 30, 2005

Total revenues	$ -	$ -	$ -
Net loss before other items	1,397,740	159,462	3,116,339
Net loss	1,391,301	148,415	3,176,055
Basic and diluted loss per share	(0.10)	(0.01)	(0.27)
Total assets	1,705,313	2,882,239	2,252,235
Total long-term liabilities	$ -	$ -	$ -
Weighted average common shares outstanding	13,952,086	10,314,445	11,648,823
Cash dividends		-	-

Results of Operations

During the period ended February 28, 2006, the Company incurred a loss of $1,391,301compared to $148,415 in the comparable period of the prior year. The loss in 2006 increased by $1,242,886 and was primarily comprised of the following expense increases: Stock-based compensation of $151,989 (2005- $Nil) depends upon the nature and timing of stock option grants. Exploration costs of $1,006,807 (2005 - $1,103) have increased significantly and are related to the Company’s newly acquired properties in 2005 (see details below). Salaries in 2005 are comprised exclusively of costs relating to the Company’s former President who resigned in early 2005. Prior to 2004, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options. All other administrative expense categories also increased as compared to 2005. Listing and transfer agent fees increased due to a higher level of exploration and related regulatory activity. Professional fees and travel both have increased commensurate with the Company’s overall increase in exploration and business activity.

Consulting fees of $57,026 (2005 - $42,000) include $30,600 (2005 -15,000) paid to related parties (see “Transactions with Related Parties” below). Travel expenses were incurred primarily by directors and consultants in respect of property due diligence, financing, and for general corporate purposes.

The Company incurred exploration costs of $1,006,807 in the period ended February 28, 2006 on its newly acquired properties, compared to $1,103 in 2005 on the Amata Project in Peru, and the Nevada, USA claims as follows:

	Three Months February 28	Three Months February 28,	Year ended November 30,
	2006	2005	2005
Mackenzie Project, BC, Canada
Acquisition	-	-	$ 178,000
Exploration	$ 54,548	-	542,254
Argentina Uranium Project
Acquisition	-	-	263,760
Exploration	952,259		805,030

Amata Project, Peru
Acquisition	-	-	-
Exploration	-	1,103	8,562
Nevada, USA, Properties
Acquisition	-	-	-
Exploration	-	-	578
Total	$ 1,006,807	1,103	$ 1,798,184

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. In 2004, options were granted but no agents’ warrants were issued. As a result of the options granted during the quarter, $151,989 (2005 - $Nil) was recorded as a charge to operations and a credit to contributed surplus.  As a result of the exercise of stock options during the year, $10,150 (2005 - $3,360) was debited to contributed surplus and credited to capital stock as the value of the options exercised.

Summary of Quarterly Results

	Three month periods ended
	February 28, 2006	November 30, 2005	August 31, 2005	May 31, 2005

Total assets	$ 1,702,313	$ 2,252,235	$ 3,074,056	$ 2,580,869
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	1,433,988	1,996,122	2,898,919	2,531,800
Shareholders’ equity	1,448,303	2,010,940	2,911,503	2,545,243
Revenues	-	-	-	-
Net loss	(1,391,301)	(1,322,543)	(1,120,737)	(584,360)
Loss per share	$ (0.10)	$ (0.11)	$ (0.09)	$ (0.06)

	Three month periods ended
	February 28, 2005	November 30, 2004	August 31, 2004	May 31, 2004

Total assets	$ 2,882,239	$ 3,035,983	$ 3,038,843	$ 2,394,308
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	2,818,109	2,931,294	2,965,443	2,324,051
Shareholders’ equity	2,836,093	2,944,758	3,001,912	2,360,648
Revenues	-	-	-	-
Net loss	(148,415)	(752,033)	(426,086)	(356,720)
Loss per share	$ (0.01)	$ (0.05)	$ (0.05)	$ (0.10)

Quarterly results will vary depending upon the timing of property acquisitions, exploration expenditures, financings and stock option grants. Operating losses per quarter have increased over the prior year due to significantly increased exploration activity on the Company’s properties acquired during the 2005 fiscal year.

PROPERTIES

a)

Mackenzie Project, British Columbia, Canada

In May 2005, the Company announced the acquisition of the Mackenzie Project, a newly discovered zone of gold geochemical anomalies, comprised of 118 mineral claims located in east-central British Columbia approximately 150 kilometers north of Prince George. Terms of the acquisition are:

Payment of $80,000 (paid) and issuance of 100,000 common shares (issued) within 10 days of TSX Venture Exchange approval of the acquisition (received June 10, 2005);

1.

Payment of $25,000 and issuance of 200,000 common shares after one year;

2.

Payment of $25,000 and issuance of 250,000 common shares after two years;

3.

Payment of $25,000 and issuance of 250,000 common shares after three years;

4.

Vendors retain a 2% Net Smelter Return (“NSR”) on any production;

5.

The Company will pay an advance NSR royalty of $25,000 per year, beginning with the fourth year after signing the letter of intent; and

6.

The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time.

b)

 Argentinean Uranium Project

On July 12, 2005 the Company announced the acquisition of an option to acquire a 100% interest in a private Argentinean corporation which owns 20 separate parcels of land, of which 16 are known to have one or more uranium occurrences. Subject to regulatory approval (received October 21, 2005), the Company can acquire 100% of Madero Minerals S.A. and its assets for the payment of US$100,000 (paid) and the issuance of 600,000 common shares, 100,000 shares 10 days after regulatory approval (issued), 200,000 shares on the first anniversary thereof, and 300,000 shares on the second anniversary thereof.

c)

BET Claims, Nevada, USA

The Company’s wholly owned subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The Company does not intend to continue maintaining these claims.

d)

Amata Project, Peru

On May 20, 2005 the Company withdrew from its agreement with Minera Koripampa del Peru S.A. (“Koripampa”), a private Peruvian company. In 2004, the Company had entered into the agreement with Koripampa, acquiring a 100% interest in the 70% interest in the Amata Project in Southern Peru held by Koripampa, for initial consideration of 200,000 common shares (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), and 200,000 common shares one year after closing (not issued).

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Qualified Person and QA/QC

The Company’s current qualified person is Mr. James Dawson, P. Eng. Up to March 30, 2005, Ms. Rosie Moore, was chief geologist of the Company.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all future drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

RECENT DEVELOPMENTS

Argentina properties

July 12, 2005 news release excerpt: (about Argentina)

…an  option to acquire a 100% interest in an Argentinean corporation (Madero Minerals S.A.) which is the owner of seventeen (17) separate mineral properties in the provinces of Jujuy, Salta, Catamarca, La Rioja, San Juan and Neuquen, in western and northwestern Argentina.

Wealth intends to become the major uranium company in Argentina.  The Company will pursue an aggressive program of exploration and evaluation of the presently owned portfolio of properties as well as seeking out additional uranium prospects in Argentina.  Fieldwork is expected to begin on the current property package in early September 2005.

August 4, 2005 news release excerpt: (about Salta, NW Argentina)

In southern Salta province, Wealth’s three large properties, Amblayo, Las Conchas and Alemania, cover an aggregate area of 90,000 Ha and are located within 100 km of each other. The properties cover portions of a geological package of sandstones which can be traced for tens of kilometres. Within this package there are a number of favourable horizons which contain multiple uranium occurrences and have the potential for the discovery of additional uranium mineralization.

Wealth’s largest property in Salta, Amblayo (50,000 Ha), hosts at least three and up to five mineralized horizons within a thickness of 20-25 metres. Grab samples by previous workers reportedly assayed up to 2.8% uranium. The formerly producing Don Otto Uranium Mine (produced 88,000 lbs Uranium Oxide /annum 1964-1981) owned by Commission Nacional de Energia Atomica de Argentina (CNEA), lies within the large Amblayo concession area.

August 29, 2005 news release excerpt: (about Jujuy, NW Argentina)

In Jujuy province, Wealth has six properties totalling 31,000 hectares. The Tusaquilla Property is the largest covering an area of approximately 26,000 hectares. Mineralization on the property includes alkaline granitic complex with a number of known occurrences of uranium, thorium and rare earths.

The other five properties in Jujuy each cover an area of 1,000 hectares and all have known occurrences of uranium. The Purisima Property and the Paicone Property are the most advanced properties. The Purisima has a number of polymetallic veins found over a strike length of approximately 1 km. These veins contain various minerals of copper, lead, zinc, cobalt, nickel and uranium.  Previous exploration work has included minor underground development and surface trenching.

September 14, 2005 news release excerpt: (other Provinces, NW Argentina)

Background data on the two most advanced properties, the Fiambala Property in Catamarca Province and the Los Colorados Property in La Rioja Province, is highly encouraging.

The Fiambala Property covers 1000 Ha and is located 10 Km SE of the town of Fiambala. Strategically located, Fiambala surrounds part of a CNEA (Atomic Energy Commission of Argentina) property known as Las Termas. The Las Termas mineralized zone measures roughly 2400 M long (NE – SW) by about 400 M wide and consists of quartz veins, stockworks and disseminations carrying pitchblende, pyrite and fluorite in a host rock sequence consisting of Precambrian metasedimentary rocks intruded by a granite stock. The mineralization is considered to be related to late stage mineralizing fluids emanating from the granite body.

The Los Colorados Property covers 10,000 Ha and is located in south central La Rioja Province about 65 Km South of La Rioja City. Included on the Los Colorados Property is a formerly producing open pit uranium mine. Extensively explored and drilled, the mine was in operation between 1992 – 1996 producing 55,000 Kg of uranium concentrates which was sold to CNEA. This is a roll front type, sediment hosted occurrence similar to those found on the Colorado Plateau district of Utah / Colorado, U.S.A.

September 26, 2005 news release excerpt: (about Salta Partnership)

The purpose of the partnership is to facilitate the acquisition of exploration and mining projects in Argentina with a focus on the Province of Salta.  The Province of Salta will have a 51% interest and Wealth a 49% interest.  The partnership gives Wealth 100% interest in the exploration and exploitation rights and in return the Province will receive a Net Profit Interest (NPI) which will be negotiated on a per project basis.

The philosophy behind the association is to give Wealth, as a partner, a local supportive government, to have greater access to projects, to facilitate the exploration and exploitation of the resources that Argentina has to offer and, most importantly, share the benefits with local communities.

February 8, 2006 news release excerpt: (update)

From this preliminary work, uranium mineralization appears to be confined to a number of thin beds within the approximately 100 metre thick sedimentary succession. However, the mineralization is stratigraphically controlled and has been traced intermittently for several thousand metres as it outcrops around the limits of the basin. Further extensive, detailed mapping, sampling and trenching will be required to determine the full extent and potential of this mineralized system. Nevertheless, the Company is encouraged by the potential for a significant tonnage of mineralized material which may be amenable to low cost leaching technology.

Mackenzie Project

November 16, 2005 news release excerpt: (Update)

The Mackenzie Project consists of five claim blocks aggregating a total of 65,904.476 hectares.  The claims lie within a northwesterly trending belt measuring roughly 90 km long by an average of 12 km wide.  This belt is located near the town of Mackenzie, approximately 150 km north of the city of Prince George, British Columbia.

The Mackenzie Project exhibits many of the regional characteristics of Sediment Hosted Vein deposit (SHV) districts:  e.g. Bendigo-Balarat, Australia; Muruntau – 80 M oz., Uzbekistan; Sukhoy Log – 20 M oz., and Olympiada, Russia and Macrae’s Flat – 5 M oz., New Zealand.

The project was examined in September 2005 by Dr. Paul Klipfel, a recognized authority on such deposits.  Dr. Klipfel concurs that all the necessary criteria are present for the discovery of an SHV deposit or deposits. The Company expects to receive all of the results from the present exploration program by early December 2005.  At that time, all the data will be assessed and planning initiated for the next stage in the exploration of this very large project.

January 25, 2006 news release excerpt (project results)

While early in the exploration process, Paul Klipfel, an internationally renowned SHV specialist, continues to provide external peer review on the Company’s exploration efforts. His recent findings indicate that all the key characteristics necessary to form a bulk tonnage deposit are present on the property. Future work will consist of detailed soil sampling grids in addition to prospecting and test pitting of zones of coincident, anomalous gold in silt and soil samples. Field work is expected to begin as soon as regional weather conditions permit, tentatively scheduled to recommence in June, 2006.

INVESTOR RELATIONS

Investor relation activities are managed primarily by Jerry Pogue, a current director and acting President. During the period, $19,500 was paid to Institutional Market Communications Inc. (“IMC”) pursuant to an agreement dated May 1, 2005, approved by the TSX on June 15, 2005. The monthly compensation is $6,500 for a one year term, plus 75,000 stock options (granted) and an additional 75,000 stock options (granted). No other fees or payments were made to any party in respect of investor relations, with the exception of transactions with Related Parties (below).

LIQUIDITY

At February 28, 2006, the Company had working capital of $1,433,988 (November 30, 2005 -$1,996,122) and a cumulative deficit of $11,116,686 (November 30, 2005 - $9,725,385). The Company is well positioned to cover all operating costs, acquire new properties, and conduct exploration on its current property interests. In addition, the Company would receive an additional $2,009,825 if all warrants were exercised and $1,069,250 if all options are exercised.

CAPITAL RESOURCES

To date, the Company’s ongoing operations have been predominantly financed by private placements and the exercise of share purchase warrants. During the current period, $Nil (2005 - $30,375) raised from private placements, $659,175 (2005 -  $9,375) from the exercise of warrants and $17,500 (2005 - $Nil) from the exercise of stock options.  Subsequent to February 28,2006, 192,500 warrants were exercised at $0.80 per share, 407,500 warrants were exercised at $0.35 per share, and 885,000 warrants were exercised at $1.00 per share, for total proceeds of $1,181,625. Also 100,000 stock options were granted at $1.45 per share.

Additional financings may be required to conduct further acquisition, exploration or development work on any of the projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

SHARES ISSUED FOR PROPERTY

During the period, no shares were issued for property acquisitions.

OFF BALANCE SHEET TRANSACTIONS

The Company has not entered into any long term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Properties above.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties. (Refer to note 11 of the accompanying consolidated financial statements.)

These consolidated financial statements include transactions during the current year with related parties as follows:

a)

The Company paid consulting fees of $30,600 (2005 - $15,000) to three directors (2006 - Jerry Pogue, Henk Van Alphen and Gary Freemen), $9,000 (2005 – $6,000) to officers (2006 – Michael Kinley), and paid wages of $Nil (2005 - $27,000) to a director;

b)

The Company paid rent and administration fees of $18,166 (2005 - $15,897) to Cardero Resource Corp. (“Cardero”), a public company related by a common director;

c)

Amounts due to related parties of $46,754 (November 30, 2005 - $40,084) is comprised of $Nil (2005 - $5,000) to directors and officers for consulting, $12,489 (2005 - $4,931) to Cardero for rent and administration expenses, and $34,265 (2005 - $30,153) to directors for expense reimbursements;

MANAGEMENT CHANGES

There were no management changes during the period ended February 28, 2006.

RISKS

The Company is engaged in the exploration for and development of mineral deposits. Exploration and development are capital intensive activities with no guaranteed returns. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property.  Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying audited consolidated financial statements.

The forward-looking information in the management’s discussion and analysis is based on the conclusions of management.  The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations.  With respect to the Company’s operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

SUBSEQUENT EVENTS

a)

Subsequent to year end, 192,500 warrants were exercised at $0.80 per share, 407,500 warrants were exercised at $0.35 per share, and 885,000 warrants were exercised at $1.00 per share.

b)

Stock options

i)

Subsequent to year end, 100,000 options were granted to officers and consultants, exercisable at $1.45 per share until March 7, 2008.